Ilan Katz Partner ilan.katz@dentons.com D +1 212-632-5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

September 22, 2023

Anuja A. Majmudar
Kevin Dougherty
Steve Lo
Shannon Buskirk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549-3010

Re:	Aurora Technology Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 4, 2023
File No. 333-271890

Ladies and Gentlemen:

By your letter dated August 21, 2023 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments on the Amendment No. 1 to the Registration Statement on Form S-4, filed electronically via the EDGAR system on August 4, 2023 (as amended, the “Registration Statement”) by our client, Aurora Technology Acquisition Corp. (the “Company”), in connection with the proposed transactions involving the Company, ATAK Merger Sub Corp., a subsidiary of the Company (“ATAK Merger Sub”), and DIH Holding US, Inc. (“DIH”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) electronically via the EDGAR system. The changes made in Amendment No. 2 reflect the responses of the Company or DIH, as applicable, to the Staff’s comments as set forth in the SEC Letter. We have enclosed a copy of Amendment No. 2 marked to show the changes made to the Registration Statement. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the responses of the Company or DIH thereto, as applicable, and references in the responses to page numbers are to the marked version of Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

The Company has asked us to convey the following as its responses to the Staff.

Question and Answers About the Proposals

Q: What happens if the Business Combination is not consummated?, page 28

1.	You disclose here and elsewhere in your prospectus that if you are not able to complete the Business Combination or another initial business combination by February 7, 2024 (or such later date that shareholders may approve an extension to), you will cease all operations except for the purpose of winding up and redeeming your Class A Ordinary Shares and liquidating the Trust Account. However, under “Extensions of Time to Complete a Business Combination” on page 150 you disclose that ATAK and your Transfer Agent entered into Amendment No. 2 to the Investment Management Trust Agreement, to allow ATAK to extend the Business Combination Period six (6) times for an additional one (1) month each time from August 9, 2023 to February 9, 2024. Accordingly, please clarify the date you must complete your initial business combination as between February 7 or February 9, 2024.

Response: The Staff’s comment is noted. The Company has revised the disclosure to state that “For avoidance of doubt, if the Business Combination Period is extended a full six (6) times pursuant to the Investment Management Trust Agreement, as amended, the business combination must be completed no later than February 7, 2024, in accordance with the terms of the Articles, as amended,” on page 151 of Amendment No. 2.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission September 22, 2023 Page 2	dentons.com

Risk Factors

Risks Related to ATAK, the Business Combination and New DIH

The ATAK Warrant Agreement designates the courts of the State of New York or the United

States District Court..., page 71

2.	In response to comment 7, you revised your risk factor to disclose in part, consistent with your Warrant Agreement filed as Exhibit 4.6, that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the full extent permitted by law, be the exclusive form for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated. However, you earlier disclose in this risk factor that the ATAK Warrant Agreement provides that any action, proceeding or claim against ATAK arising out of or relating in any way to the ATAK Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please clarify and consistently disclose the application of your exclusive forum clause to claims under the Securities Act. As your provision appears to apply to Securities Act claims, please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules thereunder.

Response: The Staff’s comment is noted. The Company has revised the relevant risk factor to (i) consistently disclose the application of the exclusive forum clause to claims under the Securities Act, and (ii) state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, on pages 71 and 72 of Amendment No. 2.

The provision of the Proposed Certificate of Incorporation to be in effect following the Business

Combination requiring exclusive venue..., page 77

3.	We note your response to comment 8. Your disclosure in this risk factor provides that the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint “against any person in connection with any offering of the Company’s securities,” asserting a cause of action arising under the Securities Act. Your proposed Amended and Restated Certificate of Incorporation in Section 8 of Annex D; however, does not include the additional clause “against any person in connection with any offering of the Company’s securities.” Please clarify if such additional clause should remain in your prospectus.

Response: The Staff’s comment is noted. The Company has revised the disclosure to remove the additional clause “against any person in connection with any offering of the Company’s securities,” on pages 77, 117, and 219 of Amendment No. 2.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission September 22, 2023 Page 3	dentons.com

Background of the Business Combination, page 97

4.	We note your response to comment 10, but we re-issue in part. You refer to ATAK, DIH, and Maxim throughout this section, but have not identified the individuals in those bodies who were present for a meeting. Please revise to identify the individuals from ATAK, DIH, or Maxim that were present for such meetings.

Response: The Staff’s comment is noted. The Company has revised the disclosure to identify those individuals that were present at the meetings.

Opinion of ATAK’s Company’s Financial Advisor

Comparable Company Analysis, page 100

5.	We note your response to comment 13 and we re-issue in part. We note you disclosed calendar-year end revenue projections for 2023 in a table on page 102, but please also disclose the “Net Debt” removed from Enterprise Value to obtain an Implied Equity Value using this analysis of $284.1M.

Response: The Staff’s comment is noted. Language regarding Enterprise Value and Net debt has been added to the Company’s disclosures.

Discounted Cash Flow Analysis, page 102

6.	We note the tabular disclose of DIH projections provided in response to comment 14. On page 102 you disclose that in applying the DCF Analysis, Newbridge relied on the Financial Projections prepared by DIH that estimated certain revenue growth rates, as well as EBITDA and Cash flow margins. Please disclose EBITDA and EBIDTA margins relied upon in this analysis.

Response: The Staff’s comment is noted. Language regarding EBITDA and EBITDA margins has been removed, as Newbridge only relied on the cashflow margins.

7.	We note your response to comment 14 and we re-issue in part. You disclose that the estimates for revenue growth and cash flow margins between calendar years 2026 through 2032 were determined “collectively by the management team of DIH, ATAK and Newbridge, and are meant to be conservative, with no guarantees that these milestones can be achieved.” Please disclose how DIH, ATAK and Newbridge collectively calculated that revenue growth of 25% and cash flow margin growth of 15% annually are sustainable from 2026 to 2023 and why assuming such growth rates are reasonable. Please also clarify what consideration the ATAK Board gave to the speculative nature of the discounted cashflow analysis through 2032 and the projections through the same extended period.

Response: The Staff’s comment is noted. The requested information regarding the 2026E – 2032E projections has been added to the registration statement.

The ATAK Board’s Reasons for the Approval of the Business Combination, page 103

8.	In response to comment 16, you disclose that ATAK’s Board “chiefly considered Newbridge’s DCF analysis and the financial projections relied upon by Newbridge in performing its DCF analysis” We note also your disclosure under bulleted items that the ATAK Board considered before reaching its decisions that such due diligence included reviews of certain projections provided by DIH. If accurate, please revise to disclose however that the ATAK Board “chiefly considered Newbridge’s DCF analysis and the financial projections relied upon by Newbridge in performing its DCF analysis” as discussed in your response.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission September 22, 2023 Page 4	dentons.com

Response: The Staff’s comment is noted. The Company has revised the disclosure on pages 14 and 103 accordingly, to indicate the ATAK Board’s reliance on Newbridge’s DCF analysis and financial projections relied upon by Newbridge.

Unaudited Pro Forma Condensed Combined Financial Information, page 140

9.	We note your response to our prior comment 18 and that shareholders approved an amendment to your Amended and Restated Articles of Association to remove the net tangible assets provision. We also note your disclosure on the cover page that it is a condition of the consummation of the Business Combination that ATAK receive confirmation from Nasdaq that the shares of New DIH to be issued in connection with the Business Combination have been listed or approved for listing on Nasdaq. Please identify the exemption that you are relying on in determining that the New DIH shares are not at risk of being deemed a penny stock under Exchange Act Rule 3a51-1. In this regard, we note that in the event the business combination proposal is approved but the merger does not occur, the shareholders will still be entitled to redemption rights. If the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely also no longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please revise to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to the possibility that that the company would become an issuer of penny stock. Please provide clear disclosure that as a result of removing this provision from your Amended and Restated Articles of Association, your securities could fall within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

Response: The Staff’s comment is noted. We respectfully note and clarify that if the merger does not occur, the shareholders will not be entitled to redemption rights. A risk factor has been added to page 63 of Amendment No. 2 to outline the impact that the trust falling below $5,000,001 would have on the listing on Nasdaq, the possibility that the Company would become an issuer of penny stock, and fact that the securities could fall within the definition of penny stock, and associated risks to the Company.

Business of DIH

Our Strategy, page 164

10.	In response to comment 23 you attribute the size of the global rehabilitation care market to Grandview Research. Please disclose the date of such report, and explain if you commissioned such report and if so, provide a consent. Furthermore, you make various factual statements which appear your beliefs such as that “a machine which can be calibrated thereby producing consistent therapy” and that “manual therapy is likely to vary therapist to therapist or even patient to patient” and that “measurements of progress may also be subjective, varying from therapist to therapist which may result in a patient requiring a longer period of therapy.” Please revise to characterize these statements as your belief.

Response: The Staff’s comment is noted. The disclosure on page 166 has been revised to disclose the date of the report by Grandview Research which, for the information of the Staff, was not commissioned by any of the paraties. The referenced statements have also been revised to clarify that these are statements of belief.

Intellectual Property, page 178

11.	In response to comment 24 you revised to describe where patent protection has been sought and obtained as well as the range of dates for patent coverage. You also respectfully request that this summary narrative description be used in lieu of the detailed chart that would otherwise be required. If patent protection is material to your business, please provide the detailed chard or otherwise explain why such information is not material to your business.

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners

United States Securities and Exchange Commission September 22, 2023 Page 5	dentons.com

Response: The Staff’s comment is noted. Page 181 has been revised to provide a detailed chart of DIH’s intellectual property.

Results of Operations

Comparison of the Years Ended March 31, 2023 and 2022

Income Tax Expense, page 188

12.	We note your income tax expense for the year ended March 31, 2023 has significantly increased as compared to the amount for the year ended March 31, 2022. Please revise your discussion of income tax expenses to provide robust discussions to address each of the components of the effective tax rate disclosed on page F-79.

Response: The Staff’s comment is noted and additional disclosure has been added to the income tax expense discussion on page 191 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of DIH

Liquidity and Capital Resources, page 189

13.	We note your disclosure of the material terms of your credit agreements in response to comment 28, but we re-issue our comment in part. Please file copies of the lines of credit and long-term debt and amendments that are currently in place as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We note the Staff’s comment and copies of the lines of credit and long-term debt and amendments have been filed as Exhibits 10.22 to 10.31.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact Ilan Katz at (212) 632 5556 or ilan.katz@dentons.com, or Grant Levine at (212) 768 5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Ilan Katz
Ilan Katz
Partner

cc:	Grant Levine
Dentons US LLP

cc:	Zachary Wang, Chief Executive Officer and Chairman
Aurora Technology Acquisition Corp.

Cc:	Mitchell S. Nussbaum, Esq.
Joan S. Guilfoyle, Esq.
Loeb & Loeb LLP

Larraín Rencoret ► Hamilton Harrison & Mathews ► Mardemootoo Balgobin ► HPRP ► Zain & Co. ► Delany Law ► Dinner Martin ► Maclay Murray & Spens ► Gallo Barrios Pickmann ► Muñoz ► Cardenas & Cardenas ► Lopez Velarde ► Rodyk ► Boekel ► OPF Partners